July 31, 2024

James Tanaka
Vice President, Securities & Governance and Secretary
Veralto Corporation
255 Wyman Street, Suite 250
Waltham, Massachusetts 02451

       Re: Veralto Corporation
           Registration Statement on Form S-4
           Filed July 26, 2024
           File No. 333-281056
Dear James Tanaka:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Molly W. Fox, Esq.